

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2017

Marina Funt
President
Remaro Group Corp.
Calle Robles, Casa 25,
Quito, Ecuador

> **Re:** **Remaro Group Corp.**
> **Registration Statement on Form S-1**
> **Filed December 9, 2016**
> **File No. 333-215000**

Dear Ms. Funt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise to disclose that you are a shell company and address the implications of that under Rule 144 of the Securities Act of 1933 or explain to us why you believe you are not a shell company. Refer also to Rule 405 under the Securities Act of 1933.

3. Please disclose your "burn rate" and the amount of time your present capital will last at this rate.

4. Please update your financial statements in accordance with Rule 8-03 of Regulation S-X.

Risk Factors, page 7

5. Please add a risk factor describing the risk to investors that because there is no minimum amount of shares that must be sold in the offering, the proceeds from the offering will not be returned to investors regardless of the number of securities sold in this offering.

Use of Proceeds, page 13

6. Please revise to also provide disclosure regarding use of proceeds if 25% of the offering is sold. Similarly, revise your dilution and plan of operation sections.

Management's Discussion and Analysis or Plan of Operation, page 15

7. Please refer to the first sentence of the fourth paragraph on page 16. You state that you "are a development stage company and [you] have generated sufficient revenue to date." Please revise for consistency with disclosure in other sections where you state that you have not generated any revenue to date.

Description of Business, page 19

8. We note your disclosure that the guide's duties include "provid[ing] safety to the tourist." Please explain what you mean by this statement and how your guides plan to ensure the safety of tourists.

9. Please disclose the destinations to which you will provide tours. State whether you will operate tours exclusively in Ecuador.

10. We note your disclosure on page 20 that you plan to work only with certified guides. Please explain what you mean by "certified guides" and disclose what organization certifies tourist guides.

Revenue, page 21

11. Please disclose a tourist guide's approximate hourly rate.

Item 16. Exhibits, page 42

12. Please revise to include a form of the subscription agreement and file it as an exhibit to your registration statement.

Exhibit 5.1

13. We note that counsel limited the scope of the opinion "solely to the Federal securities laws." Please have counsel revise the opinion to include also Nevada General Corporation Law.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Kristin Shifflett at (202) 551-3381 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

 Sincerely,

 /s/ Justin Dobbie

 Justin Dobbie
 Legal Branch Chief
 Office of Transportation and Leisure

cc: Alan P. Fraade, Esq.
 The Mintz Fraade Law Firm, P.C.